EXHIBIT (4)(f)

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SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

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RIDER

This Rider is made part of the Certificate to which it is attached. It is effective on the Issue Date unless later elected. If later elected, the effective date is the election date. Transfer of ownership of the Certificate will cause this Rider to cancel. If there are joint Participants, the relevant life for determining age limits and benefit percentages is the eldest Participant.

THE BENEFIT

This Rider guarantees, at a minimum, a return of the initial Purchase Payment (adjusted for subsequent Premium Payments and withdrawals), regardless of the investment performance of the underlying funds, provided you adhere to the requirements of this Rider. The amount guaranteed, known as the Guaranteed Living Benefit Amount, can be greater than or less than the Participant's Account Value. Lifetime income amounts may be received which could exceed Purchase Payments.

Charges

The charge for this Rider is set forth in the Certificate Specifications, unless the charge is later modified as described in the applicable "Step-Up of GLB" provision. The charge will be assessed against the Participant's Account Value on the last Valuation Period of each Account Quarter (defined as a three month period with the first Account Quarter beginning on the Issue Date).

The Basic Benefit

The Benefit may be received under one of two plans, as follows:

The Guaranteed Minimum Accumulation Benefit ("AB") Plan

Enrollment in the AB Plan is automatic unless the Guaranteed Minimum Withdrawal Benefit is elected as described below. Under the terms of the AB Plan, any excess of the GLB Amount over the Participant's Account Value after the application of any other applicable credit or deduction, will be credited on the [10th] Rider Anniversary. Any such amount will be allocated on a pro rata basis to all Designated Funds in which the Participant is invested at that time. The GLB Amount under the AB Plan is equal to the sum of 100% of the initial Purchase Payment plus a percentage of any subsequent Purchase Payments, adjusted for partial withdrawals. If one or more subsequent Purchase Payments is made during the [10]-year period, the period will not restart. Rather, the percentage of the guaranteed return for each subsequent Purchase Payment after the second Rider Anniversary will be reduced, depending upon the year after Rider purchase in which it was deposited, as follows:
Year after Rider purchase in which Purchase Payment was deposited	Percentage guaranteed
[ 1-2	100%
3-5	85%
6-8	70%
9-10	60%]

Step-Up of the GLB Amount under AB Plan

At any time on or after the [3rd] Rider Anniversary, the Participant may elect to step-up the GLB Amount to equal the current Account Value if that Account Value plus the Account Value of the Participant's other Company or Company affiliate variable annuities is less than [$5,000,000]. On the day that the Company receives a step-up election notice (the "Step-Up Date"), the GLB Amount will be increased to an amount equal to the Account Value on the Step-Up Date and a new AB Plan will commence. However, if a step-up in the GLB Amount is made, at least [3] full years must pass before another step-up can be elected. A step-up can be elected only if the current Account Value is greater than the current GLB Amount. The Company reserves the right to require that step-up elections occur only within 30 days following the [3rd] or any subsequent Rider Anniversary.

If the step-up is elected, the Rider charge becomes the charge that is charged to newly issued Certificates with this Rider. If the Company is no longer issuing new Certificates with this Rider, then the Rider charge will be set by the Company.

Step-up may not be elected within ten years of the latest Annuity Commencement Date.

If the step-up is elected, the "Rider Maturity Date" (the date when the Guaranteed Minimum Accumulation Benefit credit, if applicable, is made) becomes [10] years from the Step-Up Date.

After the step-up election, any subsequent Purchase Payments will increase the GLB Amount by a specified percentage of the subsequent Purchase Payments. The percentage guaranteed depends upon the number of Step-Up Years from the Step-Up Date. A Step-Up Year is the 365 day period (366, if a leap year) commencing on the date of the step-up election.
Step-Up Years	Percentage guaranteed
[ 1-2	100%
3-5	85%
6-8	70%
9-10	60%]

Refund of Rider Charges under AB Plan

If the Certificate remains in the AB Plan until the Rider Maturity Date, and the Account Value is greater than or equal to the GLB Amount on this date, then the Company will credit the sum of all of the Rider charges that have been assessed since inception of this Rider to the Account Value. The refund of Rider charges does not apply if the WB Plan has been elected. The refund will be allocated on a pro-rata basis to the Designated Funds in which the Certificate is allocated on the Rider Maturity Date.

The Guaranteed Minimum Withdrawal Benefit (WB) Plan

The WB Plan may be elected [at any time] before the earliest of the latest Annuity Commencement Date, the Rider Maturity Date under the AB Plan, or the commencement of any annuity payment option. If the WB Plan is not specifically elected, the Participant will be deemed to have elected to remain in the AB Plan. Once participation in the WB Plan is elected, the AB Plan will no longer be available. Under the WB Plan, you may receive return of your GLB Amount in installments or lifetime income benefits.

For return of the GLB Amount in installments, the Guaranteed Living Benefit Base ("GLB Base") is used to determine the benefit and is equal to the GLB Amount on the WB Plan election date. The Participant may withdraw up to [5%] of the GLB Base each Account Year until the GLB Amount equals zero. This value is referred to as the "Maximum WB Amount".

Lifetime income benefits are determined by the "Lifetime Income Base" which is equal to the GLB Amount on the later of the WB Plan election date or the Certificate Anniversary on or immediately following the Participant's [59th] birthday. Lifetime income payments may begin if the Participant is age [59] or older. If the Participant is ages [59-64] when withdrawals under the WB Plan begin, the Participant may withdraw up to [4%] of the Lifetime Income Base each Account Year for life. If the Participant is age [65] or older when withdrawals under the WB Plan begin, the Participant may withdraw up to [5%] of the Lifetime Income Base each Account Year for life. This value is referred to as the "Maximum WB for Life Amount".

Any subsequent Purchase Payments made after the WB Plan has been elected, and before the fourth Rider Anniversary, will increase the GLB Base, Lifetime Income Base (if the Participant is age [59] or older) and GLB Amount by 100% of such subsequent Purchase Payment. After the 4th Rider Anniversary, additional Purchase Payments will not be accepted.

Step-Up of Benefit Base under WB Plan

At any time on or after the [3rd] Rider Anniversary, the Participant may elect to step-up the GLB Amount, the GLB Base and the Lifetime Income Base to equal the current Account Value if that Account Value plus the Account Value of the Participant's other Company or Company affiliate variable annuities is less than [$5,000,000]. On the day that a step-up election notice is received (the "Step-Up Date"), the Company will increase the GLB Amount, the GLB Base and the Lifetime Income Base to an amount equal to the Account Value on the Step-Up Date. However, if a step-up is elected, at least [3] full years must pass before another step-up can be elected. A step-up can be elected only if the current Account Value is greater than both the current GLB Base and Lifetime Income Base. The Company reserves the right to require that step-up elections occur only within 30 days following the [3rd] or any subsequent Rider Anniversary.

If the step-up is elected, the Rider charge becomes the charge that is applicable to newly issued Certificates with this Rider. If the Company is no longer issuing new Certificates with this Rider, then the Rider charge is set by the Company.

Step-up must be elected prior to the latest Annuity Commencement Date.

If the step-up is elected, the new "Maximum WB for Life Amount" will equal [4%] or [5%] (depending on the Participant's age on the Step-Up Date) of the new Lifetime Income Base. The new "Maximum WB Amount" will equal [5%] of the new GLB Base.

If you step-up in a particular Account Year, any withdrawals previously made in that Account Year are applied against your new Maximum WB Amount and your new Maximum WB for Life Amount.

ANNUITY COMMENCEMENT DATE

On the Certificate Specifications page, an Annuity Commencement Date ("ACD") is stated. The ACD may change at your option but may not be later than the latest ACD permitted under state law. An Annuity Commencement Date which disrupts the ten year accumulation period under the AB Plan is not permitted.

If prior to or on the latest ACD, the WB Plan has been elected and the Account Value is zero, the Participant must choose either the Maximum WB Amount or the Maximum WB for Life Amount. If no choice is made, the Participant will be deemed to have elected the Maximum WB for Life Amount.

The Maximum WB Amount will continue to the Participant until the GLB amount is zero. The Maximum for Life Amount will continue until the Participant's death. If the GLB amount is greater than zero after the Participant's death, the beneficiary will then receive the Maximum WB Amount until the GLB amount is zero. Amounts may not be increased, decreased or waived.

If, on the latest ACD, the Account Value is greater than zero, the Participant may elect to annuitize the underlying Certificate in lieu of automatic continuation of the income benefits under the WB Plan. If no such annuitization election is on file with the Company, then,

1. The Participant may elect to annuitize the Account Value.

2. The Participant may elect to surrender the Account Value.

3. The Participant may elect to receive the Maximum WB Amount until the GLB amount is exhausted.

4. The Participant may elect to receive the Maximum WB for Life Amount until death, plus the Maximum WB Amount after death to the beneficiary until the GLB amount is exhausted.

If no election is made, the Participant will be deemed to have requested the annuitization default under the Certificate.

Any payments under 3 or 4 above may not be increased, decreased or waived.

All other Certificate benefits, including death benefits, terminate on the ACD.

Designated Funds

To participate under either the AB or WB Plan, all Purchase Payments, including those invested through any optional program, must be invested in one or more of the Designated Funds during the entire term of the Plan. The Designated Funds are set forth in the Certificate Specifications. The Designated Funds are subject to change without prior notice, in which case future transfers or Purchase Payments may be allocated only to the Designated Funds then available. An allocation of Purchase Payments to other than a Designated Fund will result in cancellation of this Rider.

Withdrawals

All withdrawals are subject to withdrawal charges if they are in excess of the annual free withdrawal amount as set forth in the Certificate Specifications.

In addition, if participation in a WB Plan has not been elected, any withdrawals will reduce the GLB Amount proportionally to the amount withdrawn. That is, any partial withdrawal will reduce the GLB Amount to an amount equal to the GLB Amount immediately before the withdrawal multiplied by the ratio of the Participant's Account Value immediately after the withdrawal to the Participant's Account Value immediately before the withdrawal.

If the WB Plan has been elected, withdrawals of no more than the Maximum WB Amount will reduce the remaining GLB Amount dollar for dollar. If more than the Maximum WB Amount is withdrawn in any one Account Year, the remaining GLB Amount and the GLB Base will be reduced. The new remaining GLB Amount will be the lesser of:
(a)	the previous remaining GLB Amount reduced dollar for dollar by the amount of the withdrawal, or
(b)	the Participant's Account Value.

The new GLB Base will be the lesser of:
(a)	the previous GLB Base reduced dollar for dollar by the amount of the withdrawal that is in excess of the Maximum WB Amount, or
(b)	the Participant's Account Value.

The new Maximum WB Amount will be equal to [5%] of the new GLB Base.

If the WB Plan has been elected, withdrawals of no more than the Maximum WB for Life Amount will have no impact on future lifetime income amounts. If more than the current Maximum WB for Life Amount is withdrawn in any one Account Year, future lifetime income amounts will be reduced. The Lifetime Income Base and the Maximum WB for Life Amount will be recalculated. The new Lifetime Income Base will be the lesser of:
(a)	the previous Lifetime Income Base reduced dollar for dollar by the amount of the withdrawal that is in excess of the Maximum WB for Life Amount, or,
(b)	the Participant's Account Value.

The new Maximum WB for Life Amount will equal the relevant percentage ([4%] or [5%]) of the new Lifetime Income Base.

Maximum WB Amounts and Maximum WB for Life Amounts are not cumulative. If less than the maximum is withdrawn in any one Account Year, the unused portion of the maximum may not be added to withdrawals made in future Account Years in order to exceed the Maximum WB Amount or Maximum WB for Life Amount.

Internal Revenue Code Required Minimum Distributions under the Certificate

If the Certificate is a Non-Qualified Certificate, it is possible that the election of the WB for Life Amount might increase the taxable portion of any withdrawal the Participant makes from the Certificate.

If the Certificate is a Qualified Certificate, the retirement plan governing that Qualified Certificate may be subject to certain required minimum distribution ("RMD") provisions imposed by the Internal Revenue Code (the "Code") and IRS regulations. These RMD provisions require that a yearly amount be distributed from the retirement plan beginning generally in the calendar year the Participant attains age 70 1/2. With Qualified Certificates used in connection with retirement plans under Section 403(b) of the Code (Tax-Sheltered Annuities) or Section 408(b) of the Code (Individual Retirement Annuities), the yearly RMD amount is generally the same for both the Qualified Certificate and the retirement plan. With Qualified Certificates used in connection with retirement plans under Section 401(a) of the Code (pension and profit sharing plans) and Section 408(a) of the Code (Individual Retirement Accounts), the yearly RMD amount for the retirement plan will be the same for the Qualified Certificate only if the Qualified Certificate is the only asset of the plan. Because the Company does not know what assets are held in the Participant's retirement plan, the Company determines yearly RMD amounts for only the Participant's Qualified Certificate ("Yearly RMD Amounts").

If the Participant withdraws all or a portion of the Qualified Certificate's Yearly RMD Amount from the Certificate, the Company reduces the Account Value and the GLB amount, dollar for dollar, by the amount of the withdrawal and, if the two conditions described below are met, the Company currently does not reduce the GLB Base or the Lifetime Income Base, even if a Yearly RMD Amount exceeds either the Maximum WB Amount or the Maximum WB for Life Amount. However, if there is any change to the current Code or IRS rules governing the timing or determination of RMD amounts (including, but not limited to, amendments to the current IRS regulations or the issuance of IRS guidance), then the Company reserves the right to reduce the GLB Amount, the GLB Base, the Lifetime Income Base, or all three amounts, per the terms of the Certificate regarding excess withdrawals, when a Yearly RMD Amount withdrawn from the Certificate exceeds either the Maximum WB Amount or the Maximum WB for Life Amount. The two conditions referenced above are: (1) the Participant withdraws the Qualified Certificate's first Yearly RMD Amount in the calendar year the Participant attains age 70 and 1/2 rather than postpone the withdrawal of that Amount until the next calendar year, and (2) the Participant does not make any withdrawal from the Qualified Certificate that would result in the Participant being paid in any Account Year more than one calendar year's Yearly RMD Amount.

Transfers and Cancellations

Transfers among the Designated Funds are permitted as detailed in the Certificate section entitled "Transfer Privilege". If some or all of the Participant's Account Value is transferred out of the Designated Funds into another investment option offered under the Certificate, this Rider will be automatically cancelled. Once this Rider has been cancelled, it cannot be reinstated. After the cancellation, the Participant will continue to pay the charge for this Rider until the [seventh] Rider Anniversary.

Revocation

The Participant may elect to revoke this Rider any time after the [seventh] Rider Anniversary. Once revoked, the Benefit may not be reinstated. After this Rider has been revoked, the charge for this Rider will no longer be assessed. If this Rider was elected in combination with any optional death benefit rider(s), the optional death benefit rider(s) will not be cancelled and the charges(s) for such rider(s) will continue. If the underlying Certificate is surrendered or annuitized, Rider charges cease and all Benefits provided under this Rider terminate.

Renewal of Participation in the AB Plan

If participation in the AB Plan continues for the entire [10]-year period, such participation may be renewed, provided that the Company is still offering this Rider to new Participants. Upon renewal, the charge for this Rider will be extended under the terms and conditions applicable to new Participants at that time. If renewal is not available, or is available and no election to renew this Rider is made, all further benefits under this Rider will be discontinued. The Company reserves the right to stop offering this Rider to new Participants. If the Company exercises this right, renewals will not be available.

Death of AB Plan Participant

If the Participant dies while the AB Plan is still in force, all benefits and charges under this Rider will terminate when the Company receives Due Proof of Death, unless the Participant's surviving spouse is the sole Beneficiary and elects to continue the Certificate. If such election is made, this same Rider will apply. The surviving spouse can elect the WB Plan at any time prior to the earliest of such spouse's latest Annuity Commencement Date, the Rider Maturity Date under the AB Plan or the commencement of any annuity payment option and can take withdrawals up to the Maximum WB Amount until the GLB amount has been exhausted. The lifetime income benefits are not available to the surviving spouse unless the surviving spouse elects a new Rider. If the surviving spouse does not elect the WB plan, the AB Plan will continue. In such case, the benefits under the AB Plan will be determined according to the original [10]-year period. In all cases, the Benefit Base will not reset upon the death of the Participant.

Death of WB Plan Participant

If the Participant dies while the WB plan is in force, and the Participant's surviving spouse as sole Beneficiary elects to continue the Certificate, the surviving spouse can take withdrawals up to the Maximum WB Amount, even though the Participant's Account Value may have been adjusted under the provisions of the death benefit. The lifetime income benefits are not available to the surviving spouse unless the surviving spouse elects a new Rider. In all other situations, the Beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Certificate, or in the alternative, to receive the Maximum WB Amount on an annual basis until the GLB amount is exhausted. In all cases, the Company will not permit a Beneficiary to make any election that would adversely affect the treatment of the Certificate as an annuity contract under the Code.

Signed by the Company at its Executive Office, Wellesley Hills, Massachusetts.

[/s/ Robert C. Salipante]	[/s/ Ellen B. King]
[Robert C. Salipante] President	[Ellen B. King] Secretary